9/13/2004

8/23

SECURITIES AND EXCHANGE COMMISSION

04019813

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-44792

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Highbridge Capital Corp.

OFFICIAL USE ONLY
FIRM ID NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers

(Name — if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

PROCESSED
SEP 20 2004
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Highbridge Capital Corporation

Consolidated Financial Statements
December 31, 2003

The Commodity Pool Operator has claimed an exemption from certain requirements pursuant to Regulation 4.7 of the Commodity Futures Trading Commission.

HIGHBRIDGE
CAPITAL MANAGEMENT, LLC

9 WEST 57TH STREET
27TH FLOOR
NEW YORK, NY 10019
TEL: (212) 287-4900
FAX: (212) 287-4915

AFFIRMATION

I, Richard Potapchuk, affirm that, to the best of my knowledge and belief, the information contained in these financial statements is accurate and complete.

Richard Potapchuk
Chief Financial Officer
Highbridge Capital Management, LLC
Commodity Pool Operator of Highbridge Capital Corporation

Highbridge Capital Corporation
Consolidated Financial Statements
Index
December 31, 2003

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
P.O. Box 258GT
Strathvale House
George Town, Cayman Islands
Telephone 345 949 7000
Facsimile 345 949 1569

Report of Independent Auditors

To the Board of Directors and Shareholders
of Highbridge Capital Corporation

In our opinion, the accompanying consolidated statement of financial condition, including the consolidated condensed schedule of investments, and the related consolidated statements of income and expenses, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the consolidated financial position of Highbridge Capital Corporation and its subsidiaries (together the "Company") at December 31, 2003, and the results of their operations, their changes in shareholders' equity and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers

February 26, 2004

Highbridge Capital Corporation
Consolidated Statement of Financial Condition
December 31, 2003
(in U.S. Dollars, in 000's)

Assets		
Cash	$	8,411
Interest and dividends receivable		67,419
Due from clearing brokers		3,583,129
Securities inventory-pledged, at fair value		
Equities, common and preferred stocks		2,782,377
Debt securities		10,329,891
Options		912,574
Other assets		2,677
Total assets	$	17,686,478
Liabilities and Shareholders' Equity		
Interest, dividends and fees payable	$	21,216
Due to clearing brokers		2,124,201
Securities sold, but not yet purchased, at fair value		
Equities		9,295,753
Debt securities		964,158
Options		457,695
Incentive and management fees payable		32,263
Shareholders' redemptions payable		23,773
Other liabilities		7,558
Total liabilities		12,926,617
Shareholders' equity		4,855,559
Less: Subscriptions receivable		(95,698)
Total shareholders' equity		4,759,861
Total liabilities and shareholders' equity	$	17,686,478

The accompanying notes are an integral part of these consolidated financial statements.

Highbridge Capital Corporation
Consolidated Condensed Schedule of Investments
December 31, 2003
(in U.S. Dollars, in 000's)

Description	Percent of Shareholders' Equity		Fair Value
Securities Inventory			
Equities, common and preferred stocks			
Asia & Pacific Rim (primarily Japan)			
Consumer	0.79 %	$	37,588
Energy	0.01 %		564
Financial Services	1.31 %		62,449
Health Care	0.15 %		7,025
Industrials	0.57 %		27,170
Information Technology	0.56 %		26,444
Materials	0.75 %		35,827
Telecommunications Services	0.03 %		1,584
Utilities	0.07 %		3,464
Other	0.02 %		1,022
Total Asia & Pacific Rim (primarily Japan) (cost $186,842)	4.26 %		203,137
Europe			
Consumer	2.92 %		138,978
Energy	0.38 %		17,995
Financial Services	1.39 %		66,116
Health Care	0.13 %		6,280
Industrials	0.75 %		35,574
Information Technology	0.39 %		18,786
Materials	0.20 %		9,646
Telecommunications Services	1.22 %		58,177
Utilities	0.28 %		13,545
Other	0.23 %		10,751
Total Europe (cost $333,602)	7.89 %		375,848
North America (primarily United States)			
Consumer	10.32 %		491,074
Energy	1.87 %		88,987
Financial Services	4.04 %		192,466
Health Care	8.93 %		424,903
Index	0.32 %		15,242
Industrials	5.00 %		238,069
Information Technology	9.24 %		439,941
Materials	2.70 %		128,482

Highbridge Capital Corporation
Consolidated Condensed Schedule of Investments
December 31, 2003
(in U.S. Dollars, in 000's)

Description	Percent of Shareholders' Equity		Fair Value
Equities, common and preferred stocks, continued			
North America (primarily United States), continued			
Telecommunications Services	2.33 %	$	111,092
Utilities	1.28 %		60,956
Other	0.26 %		12,180
Total North America (primarily United States (cost $2,424,562)	46.29 %		2,203,392
Total equities, common and preferred stocks (cost $2,945,006)	58.44 %	$	2,782,377
Debt Securities			
Asia & Pacific Rim (primarily Japan)			
Consumer	2.37 %	$	112,580
Energy	0.00 %		18
Financial Services	2.60 %		123,917
Health Care	0.24 %		11,486
Industrials	0.36 %		16,947
Information Technology	0.26 %		12,179
Materials	1.34 %		63,941
Utilities	0.06 %		2,803
Total Asia & Pacific Rim (primarily Japan) (cost $305,468)	7.23 %		343,871
Europe			
Consumer	13.46 %		640,466
Energy	0.44 %		21,108
Financial Services	8.86 %		421,884
Government	0.08 %		3,627
Health Care	0.17 %		7,993
Industrials	6.52 %		310,153
Information Technology	7.62 %		362,599
Materials	0.76 %		36,136
Telecommunications Services	4.49 %		213,900
Utilities	0.13 %		6,165

Highbridge Capital Corporation
Consolidated Condensed Schedule of Investments
December 31, 2003
(in U.S. Dollars, in 000's)

Description	Percent of Shareholders' Equity	Fair Value
Debt Securities, continued		
Total Europe (cost $1,728,153)	42.53 %	2,024,031
North America (primarily United States)		
Consumer	32.67 %	$ 1,554,888
Energy	9.10 %	432,999
Financial Services	19.25 %	916,399
Government	0.46 %	22,002
Health Care	25.61 %	1,219,272
Index	0.10 %	4,620
Industrials	13.81 %	657,156
Information Technology	39.31 %	1,871,008
Materials	10.22 %	486,341
Telecommunications Services	6.38 %	303,723
Utilities	9.72 %	462,611
Other	0.66 %	30,970
Total North America (primarily United States (cost $7,349,145)	167.29 %	7,961,989
Total debt securities (cost $9,382,766)	217.05 %	$ 10,329,891
Options		
Asia & Pacific Rim (primarily Japan)		
Consumer	0.41 %	19,499
Energy	0.00 %	16
Financial Services	0.39 %	18,506
Health Care	0.12 %	5,786
Industrials	0.41 %	19,286
Information Technology	0.62 %	29,712
Materials	0.15 %	7,242
Utilities	0.04 %	1,741
Other	0.03 %	1,306
Total Asia & Pacific Rim (primarily Japan) (cost $74,017)	2.17 %	103,094

Highbridge Capital Corporation
Consolidated Condensed Schedule of Investments
December 31, 2003
(in U.S. Dollars, in 000's)

Description	Percent of Shareholders' Equity		Fair Value
Options, continued			
Europe			
Consumer	0.32 %	$	15,449
Energy	0.02 %		1,054
Financial Services	0.43 %		20,575
Government	0.00 %		41
Health Care	0.03 %		1,637
Industrials	0.29 %		13,855
Information Technology	0.48 %		22,728
Materials	0.10 %		4,821
Telecommunications Services	0.46 %		21,815
Utilities	0.11 %		5,308
Other	0.00 %		14
Total Europe (cost $120,712)	2.24 %		107,297
North America (primarily United States)			
Consumer	2.88 %		136,895
Energy	0.28 %		13,543
Financial Services	1.01 %		47,895
Health Care	1.64 %		78,172
Index	0.85 %		40,270
Industrials	0.79 %		37,724
Information Technology	4.74 %		225,583
Materials	1.16 %		55,195
Telecommunications Services	1.07 %		50,760
Utilities	0.33 %		15,830
Other	0.01 %		316
Total North America (primarily United States) (cost $646,818)	14.76 %		702,183
Total options (cost $841,547)	19.17 %	$	912,574
Securities inventory (cost $13,169,319)	294.66%	$	14,024,842

Highbridge Capital Corporation
Consolidated Condensed Schedule of Investments
December 31, 2003
(in U.S. Dollars, in 000's)

Description	Percent of Shareholders' Equity	Fair Value
Securities Sold, but not Yet Purchased		
Equities		
Asia & Pacific Rim (primarily Japan)		
Consumer	3.02 %	$ 143,623
Energy	0.02 %	1,121
Financial Services	4.21 %	200,538
Health Care	0.54 %	25,883
Industrials	1.62 %	77,281
Information Technology	1.32 %	62,990
Materials	0.81 %	38,631
Telecommunications Services	0.04 %	1,907
Utilities	0.32 %	15,339
Other	0.03 %	1,593
Total Asia & Pacific Rim (primarily Japan) (proceeds $478,928)	11.93 %	568,906
Europe		
Consumer	6.16 %	293,094
Energy	0.14 %	6,516
Financial Services	5.35 %	254,754
Health Care	0.47 %	22,560
Industrials	2.36 %	112,406
Information Technology	5.02 %	239,085
Materials	0.81 %	38,630
Telecommunications Services	2.16 %	102,871
Utilities	0.15 %	6,927
Other	0.27 %	12,630
Total Europe (proceeds $911,415)	22.89 %	1,089,473
North America (primarily United States)		
Consumer	36.86 %	1,754,459
Energy	4.93 %	234,722
Financial Services	17.72 %	843,356
Health Care	26.67 %	1,269,517

Highbridge Capital Corporation
Consolidated Condensed Schedule of Investments
December 31, 2003
(in U.S. Dollars, in 000's)

Description	Percent of Shareholders' Equity	Fair Value
Securities Sold, but not Yet Purchased, continued		
Equities, continued		
Index	1.70 %	$ 81,033
Industrials	11.45 %	544,948
Information Technology	37.30 %	1,775,316
Materials	10.49 %	499,213
Telecommunications Services	7.45 %	354,375
Utilities	5.78 %	275,010
Other	0.11 %	5,425
Total North America (primarily United States) (proceeds $6,780,417)	160.46 %	7,637,374
Total equities (proceeds $8,170,760)	195.28 %	$ 9,295,753
Debt Securities		
Europe		
Consumer	0.34 %	$ 16,083
Financial Services	0.05 %	2,462
Industrials	0.23 %	11,141
Telecommunications Services	0.63 %	29,969
Total Europe (proceeds $50,652)	1.25 %	59,655
Asia & Pacific Rim (primarily Japan)		
Consumer	0.05 %	2,477
Financial Services	0.19 %	8,934
Information Technology	0.14 %	6,593
Total Japan (proceeds $17,245)	0.38 %	18,004
United States		
Consumer	6.75 %	321,303
Energy	0.44 %	20,964

Highbridge Capital Corporation
Consolidated Condensed Schedule of Investments
December 31, 2003
(in U.S. Dollars, in 000's)

Description	Percent of Shareholders' Equity		Fair Value
Securities Sold, but not Yet Purchased, continued			
Debt securities, continued			
Financial Services	0.89 %	$	42,262
Government	3.06 %		145,691
Health Care	1.02 %		48,779
Index	0.01 %		591
Industrials	1.28 %		61,124
Information Technology	1.71 %		81,448
Materials	0.77 %		36,451
Telecommunications Services	1.75 %		83,365
Utilities	0.93 %		44,489
Other	0.00 %		32
Total United States (proceeds $859,046)	18.61 %		886,499
Total debt securities (proceeds $926,943)	20.24 %	$	964,158
Options			
Europe			
Consumer	0.01 %	$	420
Energy	0.00 %		92
Financial Services	0.04 %		1,902
Index	0.58 %		27,594
Industrials	0.11 %		5,016
Information Technology	0.06 %		2,891
Materials	0.00 %		63
Telecommunications Services	0.02 %		987
Utilities	0.02 %		1,006
Total Europe (proceeds $44,603)	0.84 %		39,971
United States			
Consumer	0.13 %		6,371
Energy	0.02 %		1,110
Financial Services	0.04 %		2,056

Highbridge Capital Corporation
Consolidated Condensed Schedule of Investments
December 31, 2003
(in U.S. Dollars, in 000's)

Description	Percent of Shareholders' Equity		Fair Value
Securities Sold, but not Yet Purchased, continued			
Options, continued			
Health Care	0.41 %	$	19,518
Index	5.39 %		256,498
Industrials	0.01 %		545
Information Technology	2.56 %		121,772
Materials	0.01 %		672
Telecommunications Services	0.02 %		783
Other	0.18 %		8,399
Total United States (proceeds $455,098)	8.77 %		417,724
Total Options (proceeds $499,701)	9.61 %	$	457,695
Securities sold, but not yet purchased (proceeds $9,597,404)	225.13 %	$	10,717,606
Derivatives			
Swaps			
Consumer	(1.13) %	$	(53,915)
Energy	(0.22) %		(10,308)
Financial Services	(1.16) %		(55,206)
Government	(0.03) %		(1,626)
Health Care	0.21 %		9,960
Index	(0.21)%		(10,173)
Industrials	(1.33) %		(63,374)
Information Technology	(0.74) %		(35,180)
Interest Rate	(0.87) %		(41,647)
Materials	(0.08) %		(3,848)
Telecommunications Services	(0.47) %		(22,268)
Utilities	0.04 %		1,876
Other	(0.05) %		(2,472)
Total Swaps	(6.04) %	$	(288,181)

Highbridge Capital Corporation
Consolidated Condensed Schedule of Investments
December 31, 2003
(in U.S. Dollars, in 000's)

Description	Percent of Shareholders' Equity		Fair Value
Derivatives, continued			
Futures			
Financial Services	0.00 %	$	32
Currency	(1.68) %		(79,857)
Index	(0.01) %		(439)
Industrials	(0.03) %		(1,340)
Other	(0.04) %		(1,871)
Total Futures	(1.76) %	$	(83,475)
Total Derivatives	(7.80) %	$	(371,656)

The accompanying notes are an integral part of these consolidated financial statements.

Highbridge Capital Corporation
Consolidated Statement of Income and Expenses
Year Ended December 31, 2003
(in U.S. Dollars, in 000's)

(in U.S. Dollars)		
Revenues		
Principal transactions, net	$	548,551
Interest income		252,199
Dividend income		48,595
Total revenues		849,345
Expenses		
Interest and stock borrow fees		81,493
Dividend expense		80,017
Incentive fees		139,734
Management fees		88,040
Depreciation and amortization		3,250
Other		13,231
Total expenses		405,765
Net income	$	443,580

The accompanying notes are an integral part of these consolidated financial statements.

Highbridge Capital Corporation
Consolidated Statement of Changes in Shareholders' Equity
Year Ended December 31, 2003
(in U.S. Dollars, in 000's except share amounts)

	Shares		Amount
Shareholders' equity, December 31, 2002	88,203.48	$	4,139,786
Issuance of shares	15,987.89		795,921
Redemption of shares	(12,467.37)		(619,426)
Net income	-		443,580
Shareholders' equity, December 31, 2003	91,724.00	$	4,759,861

The accompanying notes are an integral part of these consolidated financial statements.

Highbridge Capital Corporation
Consolidated Statement of Cash Flows
Year Ended December 31, 2003
(in U.S. Dollars, in 000's)

Cash flows from operating activities		
Net income	$	443,580
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation and amortization		3,250
(Increase) decrease in operating assets		
Interest and dividends receivable		(10,624)
Due from clearing brokers		(2,187,582)
Securities inventory		(5,181,829)
Other assets		(2,546)
Increase (decrease) in operating liabilities		
Interest, dividends and fees payable		7,335
Due to clearing brokers		881,903
Securities sold, but not yet purchased		5,804,083
Incentive and management fees payable		9,505
Other liabilities		994
Net cash used in operating activities		(231,931)
Cash flows from financing activities		
Proceeds from participating shares issued		865,981
Increase in subscriptions receivable		(70,059)
Payments for participating shares redeemed		(619,426)
Increase in shareholders' redemptions payable		22,014
Net cash provided by financing activities		198,510
Net change in cash		(33,421)
Cash		
Beginning of year		41,832
End of year	$	8,411
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	38,810

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization

Highbridge Capital Corporation ("HCC") was incorporated as an exempted company in April 1992 under the laws of the Cayman Islands. HCC's activities include trading U.S. and non-U.S. securities, derivatives and commodities including equities, futures, exchange traded and over-the-counter options, warrants, and convertible and corporate bonds for its own account. Highbridge Capital Management, LLC, a Delaware limited liability company, serves as the investment manager of HCC (the "Trading Manager"). HCC is a registered broker-dealer under the United States ("U.S.") Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

HCC owns all of the outstanding shares of Highbridge International LLC ("HILLC") and Cobra LLC ("Cobra"). HILLC was incorporated as an exempted limited duration company in June 1993 and re-registered as an exempted limited liability company in December 1997 under the laws of the Cayman Islands. HILLC trades securities and enters into certain derivative transactions for its own account. Cobra was incorporated as an exempted limited duration company in August 1996 and re-registered as an exempted limited liability company in December 1997 under the laws of Cayman Islands. Cobra was established to purchase and sell less liquid assets, such as direct investments, for its own account. HILLC has established several wholly-owned subsidiaries each of which has a special investment purpose. Included among these subsidiaries are HCM/Z Special Opportunities LLC, which makes investments in distressed assets, special situations and bank debt, and Smithfield Fiduciary LLC, which purchases and sells private investments in public companies.

2. Significant Accounting Policies

The consolidated financial statements include the accounts of HCC and its wholly-owned subsidiaries (collectively, the "Company"). Intercompany accounts have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting year. Actual results could differ from those estimates.

Securities inventory and securities sold, but not yet purchased are recorded at listed market prices or estimated fair value, as appropriate, and realized and unrealized gains and losses are reflected in principal transactions, net, in the accompanying consolidated statement of income and expenses. Securities for which market quotations are not readily available, including trade claims, bank debt and private loans, are valued at their estimated fair value as determined in good faith under consistently applied procedures established by the Trading Manager, including, but not limited to, one or more quotations provided by outside brokers, or valuations provided by other third parties. Because of the inherent uncertainty of valuation for these investments, the estimate of fair value by the Trading Manager may differ from values that would have been used had a ready market existed, and any differences could be material. Securities transactions are accounted for on a trade date basis.

The Company, in the normal course of business, enters into futures, forwards, options, swaps, and interest rate contracts which are recorded at listed market prices or estimated fair value, as appropriate, and realized and unrealized gains and losses are reflected in principal transactions, net, in the accompanying consolidated statement of income and expenses. All positions are accounted for on a trade date basis.

Dividend income on securities inventory and dividend expense on securities sold, but not yet purchased are recorded on the ex-dividend date. Interest income and expense are recorded on the accrual basis.

The books and records of the Company are maintained in U.S. dollars. Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollars using year-end spot foreign currency exchange rates. Purchases and sales of investments, income and expenses are translated at the rate of exchange on the respective dates of such transactions. The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of investments. Such fluctuations are included with the realized and unrealized gains and losses, which are reflected in principal transactions, net, in the accompanying consolidated statement of income and expenses.

Included in other assets in the accompanying consolidated statement of financial condition are fixed assets, primarily consisting of computer equipment and related software, which are depreciated over three years using the straight-line method.

Substantially all of the Company's cash and securities positions are either held as collateral by its clearing brokers against various margin obligations of the Company, or deposited with such clearing brokers for safekeeping purposes.

The Company enters into derivative transactions with counterparties, some of which are subject to bilateral collateral agreements ("Collateral Agreements"). The Company monitors the fair value of its derivative transactions on a daily basis, with additional collateral obtained or refunded as necessary. The Company records cash collateral posted as due from clearing brokers. As of December 31, 2003, the Company has pledged approximately $258.3 million of cash collateral under the Collateral Agreements.

Included in principal transactions, net on the consolidated statement of income and expenses are realized gains of $702.4 million and a change of unrealized appreciation of $(153.8 million).

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Due to/from Clearing Brokers

The Company finances a portion of its securities inventory through its clearing brokers which provide funds to purchase securities. These amounts (included in due to/from clearing brokers in the accompanying consolidated statement of financial condition) are collateralized with the securities purchased and the Company is charged interest each day at rates that are indexed to overnight Federal Funds or LIBOR. The Company must maintain margin balances as required by the clearing brokers. The Company's margin requirements of approximately $3.3 billion at December 31, 2003 were satisfied by equity maintained in the accounts with clearing brokers.

Substantially all of the Company's due from brokers balance relates to cash balances on deposit and receivables for unsettled transactions. The Company's securities positions are held by clearing brokers which are broker/dealers and members of major securities exchanges. The Company is subject to credit risk should a clearing broker be unable to meet its obligations to the Company. This risk is mitigated by the fact that the Company's accounts are carried by its clearing brokers as "customer accounts", and are therefore afforded certain protections under U.S. Securities and Exchange Commission rules with regard thereto and under the Securities Investor Protection Corporation's insurance program and supplemental insurance programs maintained by such brokers.

As of December 31, 2003, approximately $1,643.3 million and $573.6 million were due from two clearing brokers and approximately $578.7 million, $437.6 million and $217.7 million were due to three clearing brokers.

4. Contracts and Agreements

The Company has entered into securities clearance arrangements with brokers which clear all principal transactions and provide certain other services in their capacity as the Company's clearing brokers. In consideration for clearance services provided the Company pays fees on a trade by trade basis which vary based upon the country of clearance. These fees are included in principal transactions, net in the accompanying consolidated statement of income and expenses. Of the commissions paid to clearing brokers, $7.5 million was paid to solicitors who referred investors to the Company.

The Company clears its transactions primarily through nine major financial institutions.

The Company maintains a trading manager agreement with the Trading Manager. Under the terms of the agreement the Trading Manager acts as trading manager to the Company and has authority to trade securities, futures and other interests on behalf of the Company. The Company pays the Trading Manager a monthly management fee equal to 1/6 of 1% (2% annually) of the Company's net assets as of the beginning of each month. In addition, the Company pays the Trading Manager an incentive fee equal to 25% of net trading profits (the "Incentive Fee"). The Incentive Fee is based on the results of the immediately preceding twelve-month period, takes into account the timing of redemptions, and is calculated and payable quarterly.

The Company invests in certain debt instruments, including in particular, non-investment grade bank loans. At December 31, 2003, the Company had unfunded obligations of approximately $29 million, pursuant to the terms of its participation in various revolving credit facilities.

In the normal course of business the Company, under the advisement of the Trading Manager, may enter into Advisory Agreements with other trading advisors. Such other advisors receive a management fee and/or an incentive fee. For the year ended December 31, 2003, no such fees were incurred.

Directors of the Company are not compensated for their services.

5. Capital Structure

HCC has authorized 89,900,000 Participating Shares at $0.01 par value. Participating shares may be issued as Class A or Class B shares.

HCC offers shares on a monthly basis at their net asset value as of the last business day of each month. The minimum initial subscription is $1,000,000 and additional shares may be purchased in multiples of $100,000.

Class A shareholders may redeem all or some of their shares at the net asset value per share as of the last day of February, May, August or November after providing 45 days prior written notice to the Company.

Class B shareholders may redeem all or some of their shares as of the second anniversary of the purchase date and every two years thereafter after providing 45 days prior written notice to the Company. Class B shareholders may redeem an amount equal to the cumulative appreciation on their Class B Participating Shares as of every anniversary of the purchase date after providing 45 days prior written notice to the Company. Class B Participating Shares are identical in all other respects to the Class A Participating Shares.

A shareholder redeeming less than all of his shares must retain after the redemption at least the $1,000,000 minimum subscription for shares.

6. Income Taxes

As an exempted company under the laws of the Cayman Islands, there are no Cayman Islands taxes, including income, capital gains and withholding taxes, applicable to the Company or its shareholders. Certain dividend and interest amounts earned may be subject to withholding taxes from other jurisdictions. Dividend and interest income is presented net of withholding taxes, where applicable.

7. Net Capital Requirements

HCC is subject to the U.S. Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital for registered broker-dealers. HCC has elected to compute its net capital under the alternative method permitted by the Rule which requires HCC to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. On December 31, 2003, the Company had net capital of approximately $409.6 million, which exceeded its requirement by approximately $409.3 million.

HCC's cash balances, included in due to/from broker, and security accounts held at the clearing brokers ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing brokers which requires, among other things, for the clearing brokers to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 since the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Redemptions of shares or distributions are subject to certain notification and other provisions of the Rule.

8. Financial Instruments

The Company enters into various derivative transactions in the conduct of its trading and hedging activities. These derivative transactions include futures, forwards, options, equity swaps, credit default swaps and other swaps. Derivatives are used to facilitate various trading strategies and to minimize general market, credit, or currency risks associated with the Company's portfolio investments. Equity and total return swaps involve an agreement to exchange cash flows based on the total return of underlying securities. Credit default swaps involve the exchange of cash flows based on the creditworthiness of the underlying issuer of securities. Interest rate swaps involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on a predetermined notional principal amount. Foreign currency forward contracts involve an agreement to deliver a specified currency at a specified price on a specified date.

The Company buys and sells securities, issued throughout the world, for its own account, primarily consisting of convertible bonds and preferred stocks, listed equity shares, equity warrants and other debt instruments whose principal payments may be indexed to the price of specific equity shares. The Company's risk management policies include the use of derivative instruments and other techniques to hedge exposure to currency fluctuations, interest rates associated with fixed rate convertible bonds and preferred stocks, credit risk and certain embedded derivatives such as the conversion feature of a convertible bond or preferred stock.

The Company may sell interest rate futures contracts or enter into interest rate swap contracts to hedge exposure to long interest rates associated with owning fixed rate convertible bonds and preferred stocks, may enter into currency forward contracts to hedge exposure to foreign currencies associated with owning or borrowing and selling short securities denominated in such foreign currencies, may buy or sell options to hedge or gain exposure to the instruments underlying the options or may enter into other swap contracts associated with hedging credit exposure and exposures to volatility embedded in the conversion feature of convertible bonds or convertible preferred stocks.

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular financial instrument. Currency risk arises from the possibility that fluctuations in foreign exchange rates will affect the value of such financial instruments, including foreign currency contracts and direct or indirect investments in securities of non-U.S. companies. Credit risk is the potential loss the Company may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract. The Company is subject to credit

risk with respect to unrealized gains on its over-the-counter derivative contracts including options and swaps. The Company mitigates such credit risk by receiving collateral from over-the-counter counterparties.

Certain other uses of derivative instruments by the Company include equity swap contracts which provide the Company with long or short exposure to securities underlying the swap contracts in a manner equivalent to owning or borrowing and selling short the securities themselves.

The year-end fair values of derivative instruments were as follows (in thousands):

Futures and forward contracts		
Assets	$	20,875
Liabilities		104,350
Bond and equity options		
Options held	$	912,574
Options written		457,695
Total return swaps		
Assets	$	87,931
Liabilities		62,532
Other swaps (principally credit default swaps and interest rate swaps)		
Assets	$	50,480
Liabilities		364,060

All derivative instruments are valued at fair value and realized and unrealized gains and losses are reflected in principal transactions, net in the accompanying consolidated statement of income and expenses. The fair values of futures, forwards and swaps are reflected in due from/to clearing brokers in the accompanying consolidated statement of financial condition. The notional value of total return swaps reflects long market value exposure of $7,069 million and short market value exposure of $3,276 million. The Company writes put options that may require it to purchase assets from the option holder at a specified date in the future. The Company reduces its exposures to these contracts by entering into offsetting transactions or by entering into contracts that hedge the market risk. At December 31, 2003, the notional value of these written options was $305 million and the expiration dates range from 2004 through 2008 with approximately 50% of these options expiring within one year. The Company monitors its positions to reduce the risk of potential loss due to changes in market value or failure of counterparties to perform. For exchange traded contracts the exchange acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties of specific positions.

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business. Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at

prevailing future market prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recognized in the consolidated financial statements.

The use of derivative instruments requires the support of risk management techniques to monitor and control the potential for loss and to optimize exposure to selected risks in a manner which reflects the Company's knowledge and capabilities with respect to individual products and markets. The Company's risk management practices include performing market and liquidity stress testing on a regular basis.

9. Share Listing

The Company was admitted to the Official List of The Irish Stock Exchange on August 25, 1994. Shares of the Company are not traded on The Irish Stock Exchange.

10. Financial Highlights

The Company is required to disclose financial highlights, which consists of per share operating performance, total return, expense ratios and the net investment income (loss) ratio.

The following summarizes the Company's financial highlights for the year ended December 31, 2003.

Per share operating performance	
(For a participating share outstanding throughout the year)	
Net asset value, beginning of year	$ 46,934.49
Net income from investment operations	4,958.81
Net asset value, end of the period	$ 51,893.30
Total return	
Total return before Incentive Fee	13.72 %
Incentive Fee	(3.15)%
Total return after Incentive Fee	10.57 %
Expense ratios	
Total expenses before Incentive Fee	6.01 %
Incentive Fee	3.15 %
Total expenses and Incentive Fee	9.16 %

"Total return" is calculated based on the change in net asset value per share during the year, divided by beginning net asset value per share. Total return is calculated net of total expenses, which include investment-related expenses (interest expense, stock borrow fees, and short dividend expense), operating expenses, and management fees. The total return ratio is presented both before and after any Incentive Fee.

"Expense ratios" are determined by dividing the total expenses, which include investment-related expenses (interest expense, stock borrow fees, and short dividend expense), operating expenses and management fees, by the average monthly net assets. The ratio of "total expenses" is presented both before and after any Incentive Fee.

Pursuant to the AICPA Audit and Accounting Guide, *Audits of Investment Companies*, investment companies are required to disclose certain financial highlights, which consist of net investment income or loss, expense ratios, and total return. The Company believes the net investment income ratio is not appropriately reflective of the Company's performance. Under the required disclosure the net investment income ratio (determined by dividing net income, excluding principal transactions, by the average monthly net assets) was (2.37)%. Additionally, the Company's net income from investment operations per share was $4,958.81, comprised of net investment loss of $(1,170.29) and gain from principal transactions, net, of $6,129.10.

11. Subsequent Event

During January 2004, the Company received $95.7 million in cash for participating shares issued and subscribed for as of December 31, 2003.

During the period January 1, 2004 to February 26, 2004, share subscriptions and redemptions of $229.0 million and $71.1 million, respectively, were made.

SUPPLEMENTAL INFORMATION
(UNAUDITED)

HIGHBRIDGE CAPITAL CORPORATION

SUPPLEMENTAL INFORMATION PURSUANT
TO THE REQUIREMENTS OF THE IRISH STOCK EXCHANGE

December 31, 2003
(Unaudited)

Highbridge Capital Corporation
Directors
December 31, 2003
(Unaudited)

Mr. Mario Benbassat (independent non-executive)
Mr. Glenn R. Dubin*
Mr. Howard Feitelberg
Mr. Bernard Lozé
Mr. Julio Mario Santo Domingo (independent non-executive)
Mr. Henry Swieca*

*Mr. Dubin and Mr. Swieca also serve as directors of Highbridge Capital Management, LLC

Highbridge Capital Corporation
Interests of Directors and Their Connected Persons
December 31, 2003
(Unaudited)

Shareholder	Shares Held	Net Asset Value
Edith Dubin	14.5278	$753,895
Haven Administrators	17.2863	$897,043
Harmonic Ltd.	5.1136	$265,362
Parkview Acquisitions Inc.	73.4777	$3,813,000
Robinson & Co. (M0276493)	34.8310	$1,807,496

Highbridge Capital Corporation Year-End 2003 Market Commentary

For the quarter ended December 31, 2003, Highbridge Capital Corporation had a net positive return of +4.00%, bringing the year's net performance to +10.57%. This compares to the S&P 500, which for the year was up 23.41%.

Over the trailing five years through December 31, 2003, Highbridge has returned to its investors 17.71% annualized with a standard deviation of 3.90% resulting in a Sharpe ratio of 3.50. This compares to the S&P 500's annualized return of –0.56% with a standard deviation of 17.15% and a Sharpe ratio of –0.16.

2003

The year began with a continuation of the prolonged slump in the equity markets. However, heavy doses of fiscal and monetary stimulus finally kick-started global equity markets by the end of the first quarter. Subsequent quarters exhibited many of the signs of a classic recovery: a strong up-tick in economic activity, improved consumer sentiment and increasing demand for capital by corporations as there was a sharp pick-up in issuance in the equity and equity-linked markets.

Equity volatility declined during the course of the year (another sign of a classic economic recovery). The significant weakening of the U.S. dollar was the dominant theme in the currency markets as economic stimulus and the cost of the war on terrorism led to an increase in both the budget deficit and the current account deficit in the U.S.

2003 was significant with respect to business developments at Highbridge. Two new strategy groups -- U.S. Long/Short Equity and European Special Situations -- were launched successfully during the year, further enhancing and diversifying the Firm's multi-strategy investment model.

Convertible Arbitrage

It was another strong year for our U.S. convertible activities. The convertibles markets globally benefited from the continuing tightening in credit spreads throughout the year, as well as the rally in equity markets. Convertible prices in the fourth quarter firmed as concerns about the quality and quantity of new issue convertibles eased and the implications of changes in dividend policy faded.

Global issuance was the strongest since the record issuance achieved in 2001 (approximately $163 billion in 2003, versus $160 billion in 2001). Volatility, which declined precipitously all year, continued to languish at low levels at year-end.

We were opportunistically short volatility in the early part of the year and thus well positioned for the significant decline in volatility. We took advantage of a healthier issuance calendar to

reposition ourselves, later in the year, in non-investment grade bonds that tend to be less sensitive to volatility and more sensitive to equity levels and credit spreads.

In December, the European convertible market weakened, affected by the Parmalat scandal as well as a diminishing appetite for risk as the end of the year approached. Europe, overall, was less exciting in 2003 for us, as the European convertible market tends to be more influenced by volatility than credit. Our Asian convertible book performed exceptionally well; in particular, our increased exposure to non-Japan Asia.

As of December 31, approximately 44% of Highbridge's portfolio based on invested capital was allocated to the U.S. convertible market, 12% to European convertibles, and 10% to Asia.

Event Driven Strategies

The Event Driven group found profitable trading opportunities in both our relative value and merger arbitrage businesses. A good example of a relative value trade initiated early in the year was a position in Advance Auto Parts ("AAP") against a basket of comparable companies ("comps"). We established the position in AAP which at the time traded at a substantial discount to its comps due to a combination of factors including a lack of sell-side coverage, an under-appreciation of management initiatives, a liquidity discount and the company's leveraged balance sheet. Since initiating the position, the stock has been a strong performer, continuing to exceed its financial and operational targets, generate substantial free cash flow, and close the multiple gap with its peers.

The M&A activity which did appear this year was a mixed blessing for risk arbitrageurs, as many of the deals had very tight spreads, not compensating arbs for the inherent risks. We did, however, successfully participate in First Data's bid to acquire Concord EFS. When the Justice Department challenged the transaction on competitive grounds on October 23, Concord EFS dropped by almost 20%. Based on our analysis of the transaction and our belief that there was a high likelihood for successful closure, we opportunistically increased our exposure to this deal. First Data settled with the Justice Department in mid-December, with the transaction anticipated to close in early 2004. Concord EFS was up over 30% by year-end.

Bank of America's bid for FleetBoston Financial and J.P. Morgan/Chase's bid for Bank One may portend an increase in merger activity in 2004. Our Event Driven group is well-positioned and would warmly welcome any meaningful pick-up in deal activity or "supply" which should result in spreads being priced wider.

As of December 31, approximately 10% of Highbridge's portfolio based on invested capital was allocated to Event Driven/Relative Value.

Special Opportunities

The Special Opportunities group decreased its long distressed exposure significantly over the course of the year. We saw little value in the secondary market for distressed securities and are skeptical that value will return to that market any time soon absent a market break.

Our activities outside of the secondary distressed market in 2003 were both active and profitable. We purchased several loans last quarter, including loans to a niche automobile manufacturer, two energy companies, a food distributor, a restaurant chain operator and a specialty chemicals supplier.

We saw strong performance in our special assets portfolio. We were able to purchase a number of distressed small-scale commercial and industrial loans at significant discounts. We also established two new platforms to service consumer loans.

As of December 31, approximately 8% of Highbridge's portfolio based on invested capital was allocated to Special Opportunities.

Statistical Arbitrage

Our Statistical Arbitrage business performed well throughout most of the year, despite difficult trading conditions for the strategy caused by low volatility, a high correlation between stocks and too many dollars chasing too few opportunities. Gap moves in stocks, typically associated with corporate events, also impaired the performance of statistical arbitrage models. Over the year, we observed that trading based on shorter-term technical forecasts outperformed longer-term fundamental forecasts.

As of December 31, approximately 8% of Highbridge's portfolio based on invested capital was allocated to Statistical Arbitrage.

Structured Private Investments

We had our most profitable year in Structured Investments since the team joined in 2001. With the equity markets moving higher many small and medium sized companies have elected to raise capital. Our team's ability to reliably and quickly address the capital needs of these companies has resulted in our leading or participating in a number of very attractive deals in the life sciences and technology industries. In addition we were asked by a number of existing corporate clients to facilitate follow-on financings.

As of December 31, approximately 4% of Highbridge's portfolio based on invested capital was allocated to Structured Private Investments.

Long/Short Equity

The Long/Short Equity group began trading in the second quarter with a modest allocation of capital. We plan to slowly ramp up our allocation in response to market opportunities and a further build-out of the investment team. The specific investment approach we pursue is to identify and purchase companies who are gaining market share, and identify and short those companies which are losing market share and experiencing eroding profit margins. The group identified numerous such opportunities, with several in the retailing sector. An example is Nordstrom Inc., which substantially outperformed a short basket of retailing stocks. One of the challenges during the year was the unusually high beta exhibited by market share losing companies, as investors purchased them without regard to fundamentals in a search for upside market participation.

As of December 31, approximately 2% of Highbridge's portfolio based on invested capital was allocated to Long/Short Equity.

European Special Situations

The European Special Situations group began trading in August with a small initial capital allocation. The group successfully identified and purchased companies in the early part of the fourth quarter which were overlooked and/or undervalued from a fundamental perspective. Examples of this include Henkel and E.On. The group also profited from positions in companies that had announced and were successfully executing restructurings (e.g., RMC and Heidelberger). Relative value trading was less successful, due to rapidly changing betas that made it difficult to maintain market neutrality.

We anticipate that privatizations and restructurings in Europe will continue at an active pace in 2004, which should provide significant opportunities for the strategy. We will increase our capital allocation to the strategy in response to these market opportunities as they unfold.

As of December 31, approximately 2% of Highbridge's portfolio based on invested capital was allocated to European Special Situations.

Developments

2003 saw the establishment of two new strategy groups at Highbridge. The U.S. Long/Short Equity Group, headed by Alec McAree, and the European Special Situations business, headed by Ralph Berstecher.

Alec McAree joined us in June 2003 from Citadel Investment Group, where he was Director of Research of the Long/Short Diversified Fund and the sector head of Consumer Business Services. Alec's team currently consists of four investment professionals in our New York office.

Ralph Berstecher joined us in July 2003 from Perry Partners where he worked with Chris Hohn in Europe as a senior analyst focusing on financials and autos. Ralph's team currently consists of four investment professionals and is located in our London office.

In September, Subu Venkataraman joined us as Chief Risk Officer and Managing Director of Highbridge Capital Management. Subu joined us from Morgan Stanley where he was Executive Director of Market Risk. Subu has been working closely with other senior members of the Firm to enhance our risk management policies and procedures and to refine our capital allocation and performance monitoring processes across the strategy groups at Highbridge.

In early 2004 we are planning on opening an office in Hong Kong and staffing it with a member of our Asian Convertible team along with two analysts yet to be named who will be fluent in Asian languages including, most importantly, Chinese. This move is in response to an increasing number of investment opportunities we are seeing in non-Japan Asia.

We look forward to the market challenges of 2004, and we believe that our increased diversification of strategies will permit us to continue to realize our goal of attractive investment returns with low volatility.

As always, we thank you for your trust and confidence.

Highbridge Capital Management